FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.: ADMISSION TO TRADING OF NEW SHARES ISSUED IN THE CONTEXT OF THE SHARE CAPITAL INCREASE

Athens, December 10, 2015

National Bank of Greece S.A. (the Bank) announces that the trading on the Athens Exchange (the ATHEX) of 8,911,608,218 new, common, registered, voting, shares of nominal value of Euro 0.30 each (the New Shares), that were issued in the context of the share capital increase of the Bank in order to raise funds up to a total amount of Euro 4,482 million as approved by the Extraordinary General Meeting of the Bank’s shareholders on November 17, 2015 (the SCI) will commence on December 14, 2015.

From the aforementioned date onwards, the total number of the Bank’s shares that will be traded on the Athens Exchange (the ATHEX) will amount to 9,147,151,527 common, registered, voting shares of nominal value Euro 0.30 each.

The Managing Committee of the Stock Markets of the ATHEX approved on December 10, 2015 the admission to trading on the ATHEX of the New Shares. The New Shares will have been credited to the investor’s shares and securities accounts of the beneficiaries shareholders in the Dematerialised Securities System on the date of commencement of trading on the December 14, 2015.

For further information investors may contact the Bank’s Investor Relations Department (tel: 210- 2103343411, 412, 416, Mr John Nikolaou).

This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 10th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 10th, 2015

Director, Financial Division